SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

COMMISSION FILE NUMBER
000-22161

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K	[X] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form N-SAR

For Period Ended: March 31, 2003

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Full name of registrant:	Zindart Limited

Address of principal executive office:	Flat C&D, 25/F, Block 1, Tai Ping Industrial Centre

City, state and zip code:	Tai Po, New Territories, Hong Kong S.A.R., China

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

As previously announced by the Registrant by press release dated July 2, 2003, the Registrant’s financial statements for fiscal years ended March 31, 2001 and March 31, 2002 are being reaudited as a result of the Registrant being advised by its auditors that the Registrant must restate such financial statements in order to reverse the deferral of certain direct response advertising expenses for one of the Registrant’s divisions. This process is not expected to be completed in time for the Registrant to finalize its Annual Report on Form 20-F by the mandated filing deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ken Fowler	011-852-2256-6000
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes	[ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes	[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant expects net sales for the fiscal year ended March 31, 2003 to be $121 million as compared to $122 million for the fiscal year ended March 31, 2002, and net income to be $1.8 million for the fiscal year ended March 31, 2003 as compared to a net loss of $7.7 million for the fiscal year ended March 31, 2002.

ZINDART LIMITED
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 25, 2003	By:	/S/	KEN FOWLER

Ken Fowler Chief Financial Officer